Exhibit 3.1

ARTICLES OF AMENDMENT TO
ARTICLES OF INCORPORATION OF
ADCARE HEALTH SYSTEMS, INC.

In accordance with Section 14-2-1006 of the Georgia Business Corporation Code (the “Code”), ADCARE HEALTH SYSTEMS, INC. (the “Corporation”), a corporation organized and existing under and by virtue of the Code, DOES HEREBY CERTIFY:

1.	The name of the Corporation is AdCare Health Systems, Inc.

2.	Article IV, Section 4.1 of the Corporation’s Articles of Incorporation, as amended (the “Articles”), is hereby amended and restated in its entirety to read as follows:

“4.1    Number, Election and Term of Directors. The number of directors of the Corporation shall be as fixed from time to time by or pursuant to the Corporation’s Bylaws and may be fixed by resolution of the Board of Directors. Each director shall be elected at each annual meeting of shareholders and shall hold office until the next annual meeting of shareholders and until such director’s successor is elected and qualified, or until the earlier death, resignation or removal of such director.”

3.	Article IV, Section 4.3 of the Articles is hereby amended and restated in its entirety to read as follows:

“4.3    Vacancies and Changes of Authorized Number. All vacancies and any newly created directorship resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although fewer than a quorum, or by a sole remaining director. Each director chosen in accordance with this Section 4.3 shall hold office until the next election of directors by shareholders and until such director’s successor is elected and qualified, or until such director’s earlier death, resignation or removal. If the vacant directorship was held by a director elected by a voting group of shareholders, only the holders of shares of that voting group or the remaining directors elected by that voting group are entitled to vote to fill such vacancy.”

4.	Article IV, Section 4.4 of the Articles is hereby amended and restated in its entirety to read as follows:

“4.4    Election of Directors by Holders of Preferred Stock. Notwithstanding any of the foregoing provisions in this Article IV, whenever the holders of any one or more classes of Preferred Stock or series thereof issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of shareholders, the number of such directors, and the election, term of office, removal, filling of vacancies and other features of each such directorship, shall be governed by the preferences, limitations and relative rights in respect of any such class or series.”

5.	The foregoing amendments were adopted by the Corporation’s Board of Directors on October 13, 2015.

6.	Such amendments were duly approved by the Corporation’s shareholders on December 10, 2015, in accordance with Section 14-2-1003 of the Code.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed by the undersigned duly authorized officer this 10th day of December, 2015.

ADCARE HEALTH SYSTEMS, INC.

By:	/s/ William McBride
Name:	William McBride, III
Title:	Chief Executive Officer